             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C. 20549

Form 3       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                                   OMB APPROVAL
                                                                                                       OMB Number: 3235-0104
                                                                                                       Expires: September 30, 1998
                                                                                                       Estimated average burden
                                                                                                       hours per response ..... 0.5

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
             of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment
             Company Act of 1940


1.  Names and Address of Reporting     2.  Date of Event Requiring    4.  Issuer Name and Ticker or
Person*                                Statement (Month/Day/Year)     Trading Symbol

BJR Management, L.P.                   05/18/99                       Reinhold Industries, Inc.
(Last)     (First)     (Middle)                                       (formerly Keene Corporation)

                                                                      5.  Relationship of Reporting         6.  If Amendment,
                                                                      Person(s) to Issuer (Check all        Date of Original
c/o Hammond Kennedy Whitney & Co.,                                    applicable)                           (Month/Day/Year)
Inc., 333 N. Michigan Avenue, #501
(Street)                               3.  IRS or Social Security     [ ] Director       [ ] 10% Owner      N/A
                                       Number of Reporting Person     [ ] Officer        [X] Other**
Chicago,        IL      60601          (Voluntary)                    (give title below) (specify below)    7.  Individual or
(City)       (State)    (Zip)                                                                               Joint/Group Filing
                                                                           10% owner by attribution         [X] Form filed by One
                                       Table I - Non-Derivative            ------------------------             Reporting Person
                                       Securities Beneficially                                              [ ] Form filed by More
                                       Owned                                                                    than One Reporting
                                                                                                                Person

1.  Title of Security                  2.  Amount of Securities       3.  Ownership Form:  Direct           4.  Nature of Indrect
(Instr. 4)                             Beneficially Owned             (D) or Indirect (I) (Instr. 5)        Beneficial Ownership
                                                                                                            (Instr. 5)

Class A Common Stock                    23,368                        D                                     N/A

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**The Reporting Person may be deemed a member of a "Group" pursuant to Section 13(d) of the Securities Exchange Act of 1934. The Reporting Person disclaims membership in any such group, and this report should not be deemed an admission that any of the persons who may be deemed to belong to such group possesses any voting or investment power over the securities of Reinhold Industries, Inc. held by any other person who may be deemed to belong to such group.


/s/ Betsy M. Ravenel,
General Partner                              5/20/99
-------------------------------              ----------------
**Signature of Reporting Person              Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1473 (7-96)